UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                           THE MIDDLETON DOLL COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, 6-2/3 cents par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59669P102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Richard Margolin
                               488 Berkeley Avenue
                         South Orange, New Jersey 07079
                                 (973) 275-5089
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    59669P102
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Richard Margolin
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  PF

--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable

--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------

        Number of                     7) Sole Voting Power:            201,809
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                0
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:       201,809
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:           0
                                         ---------------------------------------
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   201,809

--------------------------------------------------------------------------------
 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
--------------------------------------------------------------------------------
 13)  Percent of Class Represented by Amount in Row (11):     5.4%
--------------------------------------------------------------------------------
 14)  Type of Reporting Person (See Instructions):     IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the Common Stock, 6-2/3 cents par value per share (the "Shares"), of The Middleton Doll Company, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 1050 Walnut Ridge Drive, Hartland, Wisconsin 53029-8303.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Richard Margolin, whose address is 488 Berkeley Avenue, South Orange, New Jersey 07079. Mr. Margolin is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Margolin has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Margolin is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Shares purchased by Mr. Margolin (or members of Mr. Margolin's immediate family) were purchased with the personal funds of Mr. Margolin (or members of Mr. Margolin's immediate family). The aggregate amount of funds used in making the purchases reported on this Schedule 13D was approximately $164,642.47 (including brokerage commissions).


Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Margolin acquired, and continues to hold, the Shares reported in this Schedule 13D for investment purposes. Mr. Margolin intends to evaluate the performance of the Shares as an investment in the ordinary course of business. Mr. Margolin pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Margolin analyzes the operations, capital structure and markets of companies in which he invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          Mr. Margolin will continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, Mr. Margolin may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by Mr. Margolin in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Mr. Margolin may deem material to his investment decision.

          Mr. Margolin will continue active discussions with the Company's management with respect to (i) actions which might be taken by the management of the Company to maximize shareholder value of the Company and (ii) improving the Company's investor relations. In addition, Mr. Margolin may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Company's shareholders. There can be no assurance that Mr. Margolin will take any of the actions described in the previous sentence.

          Mr. Margolin has delivered a written demand letter to the Board of Directors of the Company (the "Board") demanding immediate action by the Board to remedy and prevent further injury to the Company resulting from several transactions identified in such letter. In the event the Board does not act immediately and without further delay to protect the Company and its shareholders from any further harm, Mr. Margolin reserved the right to immediately commence a shareholder derivative action to obtain the necessary relief, including without limitation, seeking injunctive relief to prevent any further irreparable injury to the Company.

          In November 2005, Mr. Margolin notified the Securities and Exchange Commission (the "SEC") of a number of irregularities at the Company. After the SEC requested and received a follow-up letter, Mr. Margolin met with SEC staff at their New York offices in early 2006. Mr. Margolin has not discussed any of the issues in the demand letter with the SEC but may request regulatory action from the SEC (or other legal authorities) on these additional issues in the future.

          Except as set forth above, Mr. Margolin has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Company's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006, as of November 3, 2006, there were 3,727,589 Shares issued and outstanding. As of November 30, 2006, Mr. Margolin beneficially owned (and had the sole power to vote and dispose of) 201,809 Shares, or approximately 5.4% of the Shares issued and outstanding as of that date.

          As of November 30, 2006, Mr. Margolin also beneficially owned (and had the sole power to vote and dispose of) 27,747 shares of the Company's Adjustable Rate Cumulative Preferred Stock, Series A, par value $0.01 per share (the "Preferred Shares"), or approximately 4.1% of the Company's Preferred Shares issued and outstanding as of that date.

          Except for the open market purchase in an ordinary brokerage transaction of 15,440 Shares at a purchase price of $0.25 per Share on November 30, 2006, neither Mr. Margolin (including immediate family members of Mr. Margolin), any entity for which Mr. Margolin serves as investment advisor, nor any person or entity controlled by Mr. Margolin has traded Shares during the sixty (60) days on or prior to November 30, 2006.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Richard Margolin and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Not Applicable.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   December 8, 2006


                                   /s/ Richard Margolin
                                   ---------------------------------------------
                                   Richard Margolin



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).